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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F X   Form 40-F
                                       ---           ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                              Yes          No         X
                                       ---           ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                              Yes          No         X
                                       ---           ---

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                              Yes          No         X
                                       ---           ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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ENDESA Sells 5.33% of ENDESA Italia to ASM Brescia for Euro 159 Million

    NEW YORK--(BUSINESS WIRE)--Feb. 1, 2005--ENDESA (NYSE:ELE):

    -- The operation implies a total value for ENDESA Italia of Euro 2,989 million, 36.4% higher than when ENDESA paid for its original stake in the Italian company in September 2001.

    --  The sale strengthens the alliance between ENDESA and ASM
        Brescia for developing ENDESA Italia in the Italian energy market.

    ENDESA (NYSE:ELE) has sold ASM Brescia, its partner in ENDESA Italia, a 5.33% stake in ENDESA Italia for Euro 159 million.
    With this operation, ASM Brescia, by exercising its call option, has increased its shareholding in ENDESA Italia to 20%, while ENDESA owns 80%.
    The operation implies a total value for ENDESA Italia of Euro 2,989 million, 36.4% higher than the price ENDESA for its original stake in the Italian company in September 2001: Euro 2,190 million. The transaction will bring a net capital gain of Euro 24 million.
    The sale strengthens the alliance between ENDESA and ASM Brescia for developing ENDESA Italia in the Italian energy market. The two companies have been working together since they set up electricity supplier Ergon Energia, which operates in Italy's deregulated market, before jointly acquiring Italian utility Eurosviluppo Elettrica, created to develop an 800 MW co-generation project in Scandale, Italy. They intend to bolster their relationship via new joint initiatives, which have yet to be defined.
    ENDESA Italia has strengthened its position as the third largest operator in Italy's generation market. The company's aim is to maintain an 8% share of installed capacity in Italy with a balanced and competitive generation mix.
    The company is currently studying several options for investing in new capacity in the next five years, mainly in its own plants (Ostiglia, Tavazzano-Montanaso, Monfalcone).
    Also, ENDESA Italia plans to gradually increase its presence in the deregulated market, which should already account for half of its energy sales in 2004 through the marketing campaign carried out by ERGON ENERGIA (50%-owned by ENDESA and ASM Brescia).
    In line with the increasing weighting of gas in ENDESA's generation mix and prospects for a joint commercial offering with electricity, ENDESA Italia's priority is to diversify supply channels for this fuel.

    ASM Brescia

    ASM Brescia Spa is Italy's second largest "multi-utility" by market cap. Its shares have been traded on Italy's stock exchange since 2002 and 73% of its capital is owned by the municipality of Brescia, located in northern Italy. ASM Brescia's activities include: electricity generation; electricity, gas and water distribution and supply; local heating; waste and water treatment; and other services.
    In 2004, the company expanded its electricity distribution network with the acquisition of Enel's grid around Brescia and now supplies power to more than 215,000 customers. ASM also distributes gas to some 270,000 customers. The company posted 9M04 revenues of Euro 847 million, a 46% increase on the same period the year before.
    At the end of 2004, the company announced its merger with BAS, an energy services company owned by the municipal government of neighbouring city Bergamo.
    In electricity generation, ASM Brescia's own plants have combined installed capacity of 590 MW. They enjoy a highly diversified mix (hydro, thermal, co-generation, gas expansion, biogas and photovoltaic), generating some 2,500 GWh per year. One of the company's target is to triple its installed power capacity by the end of 2009.
    ASM Brescia Spa sells some 2,940 GWh of electricity per year, 92.5% through the grid and the remaining 7.5% to other electricity utilities.

    CONTACT: ENDESA
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ENDESA, S.A.

Dated: February 1st, 2005          By: /s/ David Raya
                                       -----------------------------------------
                                     Name: David Raya
                                    Title: Manager of North America Investor
                                           Relations